CHINA TELETCH HOLDING, INC.

16th Floor, North Tower

528 Pudong South Road

Shanghai 200120

China

October 16, 2024

Mr. Uwem Bassey

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Teletech Holding, Inc.
Registration Statement on Form 10-12G
Filed August 27, 2024
File No. 000-56680

Dear Mr.Bassey:

Set forth below are the responses of China Teletech Holding, Inc., a Florida corporation (“CNCT” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 24, 2024, with respect to (i) our Registration Statement on Form 10-12G filed on August 27, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Registration Statement on Form 10-12G

Cover Page

1. We note that you have a dual class capital structure whereby Series A Preferred Share has the voting power of 1,000 common shares and it appears Mr. Yang, Kung-Fu will have majority voting control of the company through his control of World Capital Holding, Ltd. Please revise your cover page to discuss the dual class nature of your capital structure and quantify the voting control that Messrs. Yan Ping Shen and Yang, Kung-Fu have. In addition, revise your disclosure here and throughout the filing, including the cover page, to detail the dilutive effect of the Series A Preferred Shares and the controlling impact of the Series A Preferred Shares. In addition, explain in greater detail your capital structure, and the nature of the disparate voting rights.

Response:

The following language was inserted on the Cover Page and Risks Related to Our Shareholders and Shares of Common Stock:

Our directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of investors.

Our sole executive officer and director, Yan Ping, Sheng, along with Yang, Kung Fu own a significant percentage of shares of our outstanding capital stock through their company, World Capital Holding, Ltd. As of the date of this prospectus, our executive officer and director and their respective affiliates beneficially own 100% of the outstanding voting stock for our Preferred A shares and, converted into Common shares, the affiliates own approximately 95% of the outstanding voting stock.

As a result, our sole office and director, and controlling shareholder, can determine the outcome of any actions taken by us that require stockholder approval. For example, she will be able to elect all our directors, control the policies and practices of the Company and control the outcome of any proposed business combination.

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This concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for our common stock, which in turn could reduce the price of the shares of our common stock price or prevent our stockholders from realizing a premium over the price of our common stock. Investing in our stock is risky and investors could lose their entire investment.

Ownership is set forth in section entitled “Security Ownership of Certain Beneficial Owners and Management” starting on page 17.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matter submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred Stock

Each share of Convertible Series A Preferred Stock shall be convertible, at the option of the holder, into 1,000 fully paid and non-assessable shares of the Company’s Common Stock. In addition, holders of the Convertible Series A Preferred Stock shall be entitled to vote on any, and all, matters considered and voted upon by the Company’s Common Stock. The holder is entitled to 1,000 Common Share votes for every 1 share of Convertible Series A Preferred Stock. Detailed risk factors discussing the disparate voting rights of the Preferred Shares and Common Shares and the associated risks to investors are set forth in section entitled “Risk Factors” on page 6 and “Description of Capital Stock” on page 13.

Our Preferred A shareholder has over 95% of the voting shares and will carry the necessary votes to determine the outcome for all the above-mentioned actions. In addition, conversion of the Convertible Series A Preferred Stock will result in dilution of the value of the common shares and decrease in ownership for current shareholders of the class of Common stock. As a result, the Company’s shareholders are at risk of losing a significant amount of their investment value.

Liquidity and Capital Resources, page 15

2. Please disclose the amount of capital resources needed to fund your planned operations for the next twelve months. To the extent you do not currently have sufficient capital, please describe the level of operations that you will be able to perform with your existing capital resources and liquidity.

Response:

The following language was inserted:

Burn Rate

The amount of capital resources needed to fund our planned operations for the next twelve months will be a minimum of $25,000 to maintain websites, email campaigns, marketing materials, and general administration expenses. Our monthly burn rate is approximately $2,000.  Currently we do not have sufficient capital to fund our operations and will need to obtain additional funding. At this time, our majority shareholder, World Capital Holding, Ltd will fund our operations.

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Security Ownership of Certain Beneficial Owners and Management, page 17

3. Please revise your beneficial ownership table to add a column that includes the aggregate voting power held by each person or entity identified.

Response:

The following language was inserted:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class	Aggregate Voting Power

World Capital Holding, Ltd. (1)(2) 16th Floor, North Tower 528 Pudong South Road Shanghai, China 200120	1,500,000 Preferred A Shares 200,000,000	100% 47%	95.09%

Li Yankuan Room A1/F, Yue Fat Building 87/91 Tai Po Road Kowloon, HK	21,419,394	5%	.01%

Directors and Executives Officers, page 18

4. We note the CEO is involved as the CEO of three other companies – World Financial Holding Group (USA), Shanghai Capital Holding Co., Ltd and Shanghai Qifan Enterprise Management Co., Ltd. Please revise to discuss any potential conflicts of interest and how much time per week the CEO is involved in the management of China Teletech Holding, Inc.

Response:

The following language was inserted:

Mr. Sheng is involved with several companies. There is potential conflict when managing multiple companies:

·	Finding a suitable merger candidate or developing a business;

·	Continuing to fund these companies by paying transfer agent fees, audit and accounting fees, and attorney fees;

·	Time management;

·	Maintaining regulatory compliance that segregate the companies;

·	World Capital Holding Ltd. is majority shareholder and the potential for engaging in biased business practices increases;

Clearly defined roles and responsibilities.

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Report of Independent Registered Public Accounting Firm, page F-11

5. We note that your audit firm identified material weaknesses in internal control over financial reporting that are communicated as critical audit matters. Please provide us with the basis for the audit firm’s determination that the material weaknesses meet the definition of critical audit matters. That is, explain how the matters relate to accounts or disclosures that are material to the financial statements and whether auditing those affected account balances and disclosures involved especially challenging, subjective, or complex auditor judgment. Refer to PCAOB AS 3101. In addition, please revise to include an audit opinion that complies with the guidance in paragraph 14 of PCAOB AS 3101 regarding the communication of critical audit matters.

Response:

The revised audit opinion was inserted in the Form 10 with the following language that replaced the former:

No matters identified in the audit were considered to be critical audit matters.

General

6. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations and no or nominal assets to date. Please disclose prominently in the Business section that you are a shell company and add disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Revise throughout as appropriate for consistency. In addition, we note your disclosure that your stated business purpose "includes a merger [with] a target company in the food industry business" but also note your disclosure indicating you do not believe you are a blank check company. Please disclose that you are a "blank check" company under paragraph (a)(2) of Rule 419 of the Securities Act, and provide disclosure regarding your status as a blank check company and in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. In the alternative, provide us with a detailed analysis regarding why you do not believe you are a "blank check" company pursuant to paragraph (a)(2) of Rule 419 of the Securities Act.

Response:

We revised the language throughout our filing to disclose that we are a blank check company.

The following language was inserted into the Business section and Risk Factors:

Shell Companies

CNCT is a shell company under the Securities Act Rule 405 of Regulation C

The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) that has:

(1)	No or nominal operations; and

(2)	Either:

(i)	No or nominal assets;

(ii)	Assets consisting solely of cash and cash equivalents; or

(iii)	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

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Prohibition of the Use of S-8 and Reporting Requirements for Shell Companies

The rules and rule amendments prohibit the use of Form S-8 under the Securities Act of 1933 by shell companies. In addition, they require a shell company that is reporting an event that causes it to cease being a shell company to disclose the same type of information that it would be required to provide in registering a class of securities under the Securities Exchange Act of 1934.

Rule 145 under the Securities Act of 1933 provides that any direct or indirect business combination of a reporting shell company (that is not a business combination related shell company) involving another entity that is not a shell company is deemed to involve a sale of securities to the reporting shell company’s shareholders. Where Rule 145a applies, that sale will need to be registered under the Securities Act, unless there is an applicable exemption.

In addition, new Rule 15-01 of Regulation S-X provides for new financial statement requirements applicable to acquisitions involving shell companies (other than business combination related shell companies). The Commission also adopted several amendments to existing Regulation S-X provisions. This rule aligns the age requirements for financial statements for each business involved in a business combination with a shell company

Resale of Securities Under Rule 144

Rule 144(i) explicitly states that a shell company, including a SPAC, cannot use Rule 144 to resell restricted securities until it has fully transitioned away from its shell status and filed the required information with the SEC. To comply, the former shell company must file information equivalent to a Form 10, which details its operations and financial status as a non-shell entity. After ceasing to be a shell company, there is typically a one-year waiting period before restricted securities can be sold under Rule 144. Even after the one-year period, the company must continue to comply with SEC reporting requirements to maintain eligibility for Rule 144.

Offering securities pursuant to a registration statement under the Rule 419 of the Securities Act of 1933

In the event that we offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419 of the Securities Act of 1933. Rule 419 applies to blank check companies and requires that the net offering proceeds, and all securities to be issued (and those sold by a selling shareholder upon their sale) be promptly deposited by the company into an escrow or trust account pending the execution of an agreement for an acquisition or merger.

In addition, the registrant is required to file a post-effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of an agreement for such acquisition or merger. The rule provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger. The obligation to file post-effective amendments are in addition to the obligation to file Forms 8-K to report both the entry into a material non-ordinary course agreement and the completion of the transaction.

Under Rule 419, the funds and securities will be released by the to the company and to investors, respectively, only after the company has met the following three conditions: first, the company must execute an agreement for an acquisition; second, the Company must successfully complete a reconfirmation offering which is reconfirmed by sufficient investors so that the remaining funds are adequate to allow the acquisition to be consummated; and third, the acquisition meeting the above criteria must be consummated.

If a consummated acquisition meeting the requirements of this section has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in the escrow or trust account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.

As of this draft, we plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

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As a blank check company, our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission

The resale of Common Stock must meet the blue-sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or blue-sky laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by blank check companies. These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)       Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)       Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)       Not eligible for registration under the simplified small corporate offering registration form available in many states;

(d)       Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)       Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

If the company engages in an offering of our securities, any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted Rule 419 which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

Any transactions in our Common Stock by officers/directors and majority shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

As of this draft, we plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

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7. Please revise your filing throughout, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Response:

We reviewed the Division of corporation Finance’s Sample Letter to China-Based Companies issued in December 2021. Many of the disclosures are addressed in Cover Page and Risk Factors. The following language was inserted in Cover Page and Risk Factors:

Legal claims, including federal securities law claims, against China-based Issuers, or their officers, directors, and gatekeepers, may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, particularly in the case of a China-based Issuer, where the related assets or persons are typically located outside of the United States and in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based Issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

·	Is located in a foreign jurisdiction; and
·	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
·	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If a PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless as a result of "non-inspection" by the PCAOB.

On December 16, 2021, the PCAOB issued a report on its determinations that if the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions, it will suspend trading of the issuer. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

On December 16, 2021, the following amendments to the HCFAA were adopted by the Securities and Exchange Commission:

Consistent with the HFCAA, the final amendments require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

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The required disclosures include:

·	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;
·	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;
·	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;
·	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and
·	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

A Commission-Identified Issuer is a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board (PCAOB) is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction (PCAOB-Identified Firm). The SEC will identify such issuers promptly after the filing of their annual reports by evaluating whether the annual report contains an audit report signed by a PCAOB-Identified Firm. We may be subject to the HFCAA if we are identified as a "Commission-Identified Issuer" in accordance with such HFCAA amendments

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

We are not currently subject to the determination announced by the PCAOB on December 16, 2021, our auditor, Beckles & C0., Inc. is located in the United States.

State Administration for Market Regulation

Under the PRC Anti-monopoly Law, merger & acquisitions that meet certain turnover thresholds must notify the State Administration for Market Regulation (SAMR) for merger control clearance and may not be implemented without SAMR’s approval.

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CNCT may merge with, or acquire, a target company to commence its contemplated business operations. If our target business meets the threshold for review by SAMR, we will be required to submit an application for approval.

The SAMR utilizes a substantive test for merger review. The substantive test takes into consideration the:

·	Market shares and market control power of the business operators concerned
·	Concentration levels of relevant markets
·	Impact of the concentration on market entry, technological development, consumers and other relevant operators
·	Impact of the concentration on national economic development
·	Foreign investment

As of this time, CNCT is not required to submit an application to SAMR as we have not identified a merger or acquisition candidate. However, if we locate a suitable merger or acquisition candidate, we may be required to submit an approval request to SAMR. IF SAMR denies our application, we could face monetary penalties or delisting of our securities. Such actions would significantly limit or completely hinder our ability to offer, or continue to offer, securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Relating to Our Business

Although CNCT has not implemented a VIE structure at this time, the Company may use this structure once its business operations have been implemented. The China-based Issuer VIE structures pose risks to U.S. investors that are not present in other organizational structures. The Chinese government could determine that the agreements establishing the VIE structure do not comply with Chinese law and regulations, including those related to restrictions on foreign ownership, which could subject a China-based Issuer to penalties, revocation of business and operating licenses, or forfeiture of ownership interests.

Cover Page Summary

These unknowns and risks could result in a material change in our operations and the value of our securities or could significantly limit or completely hinder our ability to operate or continue to offer securities to investors and cause the value our securities to significantly decline or be worthless. Our officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts. There is neither treaty nor any reciprocal arrangement between China and the United States regarding recognition or enforcement of civil judgments. See Item 1A. Risk Factors, starting on page 5, for more information on legal and operational risks for China based companies.

8. We note your disclosure on page F-17 that the Company is an emerging growth company. However, the corresponding box on the cover page of the filing is not checked. Please clarify whether you qualify as an emerging growth company. Refer to Section 2(a)(19) of the Securities Act of 1933. If you do qualify as an Emerging Growth Company, please check the box on the cover page to indicate as such and revise your prospectus to:

• Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;

• State your election under Section 107(b) of the JOBS Act;

• If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

• If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

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Response:

The language was an error, the company is a smaller reporting company.

The following language was inserted:

The Company is a smaller reporting company and, as such, the Company is subject to all the risks associated with early stage and smaller reporting companies.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

China Teletch Holding, Inc.

By:	/s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer

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